SCHEDULE 13G/A

CUSIP No: 823014105

1)NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Lazard Asset Management LLC

2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐

3)SEC USE ONLY

4)CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)SOLE VOTING POWER: 1,549,008

6)SHARED VOTING POWER: -

7)SOLE DISPOSITIVE POWER: 1,549,00

8)SHARED DISPOSITIVE POWER: -

9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,549,00

10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 14.56%

12)TYPE OF REPORTING PERSON: IA

Item 1(a). Name of Issuer:

Shelton Greater China Fund

Item 1(b). Address of Issuer's Principal Executive Offices:

Shelton Capital Management

CCM Partners LP

44 Montgomery Street #2100

San Francisco, CA 94104

Item 2(a). Name of Person Filing: Lazard Asset Management LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

30 Rockefeller Plaza

New York, New York 10112

Item 2(c):Citizenship: Delaware Limited Liability Company

Item 2(d):Title of Class of Securities: Open End Fund

Item 2(e):CUSIP Number: 823014105

Item 3:If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

☐ (a) Broker or Dealer Registered Under Section 15 of the Act

    (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4: Ownership.

(a)Amount beneficially owned: 1,549,008

(b)percent of class: 14.56%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 1,549,008

(ii)Shared power to vote or to direct the vote:-

(iii)Sole power to dispose or to direct the disposition of: 1,549,008

(iv)Shared power to dispose or to direct the disposition of:-

Item 5:Ownership of Five Percent or Less of a Class: Not applicable

Item 6:Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7:Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8:Identification and Classification of Members of the Group: Not applicable

Item 9:Notice of Dissolution of Group:Not applicable

Item 10:Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 9, 2011

_________________________

Brian Simon

Chief Compliance Officer

NOTE: In accordance with stated positions of the staff of the Securities and Exchange Commission, Lazard Asset Management LLC no longer intends to file Section 13(d) reports with respect to beneficial ownership of shares of Shelton Greater China Fund. The percentages represented are the last quantities before the restructuring into an open-ended fund.